UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2016

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: May 10, 2016	By:	/s/Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2016/04/15 : The company won the bid for "Taiwan Highway No. 9 Suhua Highway Electricity Engineering Project - Nanao Hopin Section"
99.02	Announcement on 2016/04/17 : Independent director resignation
99.03	Announcement on 2016/04/21 : Independent director opposes to the resolution made by the board of directors of the Company
99.04	Announcement on 2016/04/27 : To announce the differences between the year of 2015 financial statements under Taiwan-IFRSs and IFRSs
99.05	Announcement on 2016/05/02 : News report states:"Chunghwa Telecom enterprise workers’ unions plan to surround headquarters on May 10, 2016"
99.06	Announcement on 2016/05/05 : Clarification of the news report that Chunghwa Telecom mishandled one hundred billion Provident Fund, should feedback every user NT$9,800.
99.07	Announcement on 2016/05/09 : Chunghwa Telecom to hold conference call for second quarter 2016 results
99.08	Announcement on 2016/05/10 : New appointment of accounting officer
99.09	Announcement on 2016/05/10 : Chunghwa Telecom announces its operating results for April 2016
99.10	Announcement on 2016/05/10 : April 2016 sales